UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

            ----------------------------------------

                          SCHEDULE 13D

                        (Amendment No. 2)

            Under the Securities Exchange Act of 1934

                      SportsLine.com, Inc.
                        (Name of Issuer)

             Common Stock, Par Value $.01 per share
                 (Title of Class of Securities)

                          848-934-10-5
                         (CUSIP Number)

                       Sumner M. Redstone
                    National Amusements, Inc.
                         200 Elm Street
                   Dedham, Massachusetts 02026
                    Telephone: (781) 461-1600

                         with a copy to:

                    Michael D. Fricklas, Esq.
                           Viacom Inc.
                          1515 Broadway
                    New York, New York 10036
                    Telephone: (212) 258-6000
             (Name, Address and Telephone Number of
    Person Authorized to Receive Notices and Communications)

                        December 24, 2002
     (Date of Event which Requires Filing of this Statement)


	-------------------------------------------
If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-
1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with this statement / /.

                                             Page 2 of 15 Pages

CUSIP No. 848-934-10-5

(1)  Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

                    SUMNER M. REDSTONE
---------------------------------------------------------
(2)  Check the Appropriate Box if a Member of Group (See
Instructions)

/  / (a)
---------------------------------------------------------
/  / (b)
---------------------------------------------------------
(3)  SEC Use Only
---------------------------------------------------------
(4)  Sources of Funds (See Instructions)            N/A
---------------------------------------------------------
(5)  Check if Disclosure of Legal Proceedings is Required
Pursuant to Items 2(d) or 2(e).
---------------------------------------------------------
(6)  Citizenship or Place of Organization  United States
---------------------------------------------------------
Number of       (7)  Sole Voting Power
  Shares	-----------------------------------------
Beneficially    (8)  Shared Voting Power    11,872,312
 Owned by	-----------------------------------------
   Each         (9)  Sole Dispositive Power
Reporting	-----------------------------------------
  Person        (10) Shared Dispositive Power  11,422,312
  With
---------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting
     Person
                    11,872,312
---------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes
     Certain Shares  (See Instructions)
---------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
                          31.1%
---------------------------------------------------------
(14) Type of Reporting Person (See Instructions) IN
---------------------------------------------------------

                                        Page 3 of 15 Pages

CUSIP No. 848-934-10-5

(1)  Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

                    NAIRI, Inc.
                    I.R.S Identification No.  04-3446887
---------------------------------------------------------
(2)  Check the Appropriate Box if a Member of Group (See
Instructions)
/  / (a)
---------------------------------------------------------
/  / (b)
---------------------------------------------------------
(3)  SEC Use Only
---------------------------------------------------------
(4)  Sources of Funds (See Instructions)        N/A
---------------------------------------------------------
(5)  Check if Disclosure of Legal Proceedings is Required
Pursuant to Items 2(d) or 2(e).
---------------------------------------------------------
(6)  Citizenship or Place of Organization    Delaware
---------------------------------------------------------
Number of       (7)  Sole Voting Power
  Shares	-----------------------------------------
Beneficially    (8)  Shared Voting Power       11,872,312
 Owned by	-----------------------------------------
   Each         (9)  Sole Dispositive Power
Reporting	-----------------------------------------
  Person 	(10) Shared Dispositive Power  11,422,312
  With
---------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting
     Person
                    11,872,312
---------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes
     Certain Shares (See Instructions)
---------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
                           31.1%
---------------------------------------------------------
(14) Type of Reporting Person (See Instructions) CO
---------------------------------------------------------

                                          Page 4 of 15 Pages

CUSIP No. 848-934-10-5

(1)  Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

                    National Amusements, Inc.
                    I.R.S Identification No.  04-2261332
---------------------------------------------------------
(2)  Check the Appropriate Box if a Member of Group (See
Instructions)
/  / (a)
---------------------------------------------------------
/  / (b)
---------------------------------------------------------
(3)  SEC Use Only
---------------------------------------------------------
(4)  Sources of Funds (See Instructions)           N/A
---------------------------------------------------------
(5)  Check if Disclosure of Legal Proceedings is Required
Pursuant to Items 2(d) or 2(e).
---------------------------------------------------------
(6)  Citizenship or Place of Organization     Maryland
---------------------------------------------------------
Number of        (7)  Sole Voting Power
  Shares	-----------------------------------------
Beneficially     (8)  Shared Voting Power   11,872,312
 Owned by	-----------------------------------------
   Each          (9)  Sole Dispositive Power
Reporting	-----------------------------------------
  Person         (10) Shared Dispositive Power  11,422,312
  With
---------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting
     Person
                    11,872,312
---------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes
Certain Shares (See Instructions)
---------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
                       31.1%
---------------------------------------------------------
(14) Type of Reporting Person (See Instructions) CO
---------------------------------------------------------

                                          Page 5 of 15 Pages

CUSIP No. 848-934-10-5

(1)  Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

                    VIACOM INC.
                    I.R.S Identification No.  04-2949533
---------------------------------------------------------
(2)  Check the Appropriate Box if a Member of Group (See
Instructions)
/  / (a)
---------------------------------------------------------
/  / (b)
---------------------------------------------------------
(3)  SEC Use Only
---------------------------------------------------------
(4)  Sources of Funds (See Instructions)        N/A
---------------------------------------------------------
(5)  Check if Disclosure of Legal Proceedings is Required
Pursuant to Items 2(d) or 2(e).
---------------------------------------------------------
(6)  Citizenship or Place of Organization    Delaware
---------------------------------------------------------
Number of        (7)  Sole Voting Power
  Shares	-----------------------------------------
Beneficially    (8)  Shared Voting Power       11,872,312
 Owned by	-----------------------------------------
   Each         (9)  Sole Dispositive Power
Reporting	-----------------------------------------
  Person        (10) Shared Dispositive Power  11,422,312
  With
---------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting
     Person
                    11,872,312
---------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes
    Certain Shares (See Instructions)
---------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
                          31.1%
---------------------------------------------------------
(14) Type of Reporting Person (See Instructions) CO
---------------------------------------------------------

                                          Page 6 of 15 Pages

CUSIP No. 848-934-10-5

(1)  Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

                    Westinghouse CBS Holding Company, Inc.
                    I.R.S No.  25-1776511
---------------------------------------------------------
(2)  Check the Appropriate Box if a Member of Group (See
Instructions)
/  / (a)
---------------------------------------------------------
/  / (b)
---------------------------------------------------------
(3)  SEC Use Only
---------------------------------------------------------
(4)  Sources of Funds (See Instructions        N/A
---------------------------------------------------------
(5)  Check if Disclosure of Legal Proceedings is Required
Pursuant to Items 2(d) or 2(e).
---------------------------------------------------------
(6)  Citizenship or Place of Organization       Delaware
---------------------------------------------------------
Number of       (7)  Sole Voting Power
  Shares	-----------------------------------------
Beneficially    (8)  Shared Voting Power       11,422,312
 Owned by	-----------------------------------------
   Each         (9)  Sole Dispositive Power
Reporting	-----------------------------------------
  Person       (10) Shared Dispositive Power   11,422,312
  With
---------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting
                    11,422,312
---------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes
    Certain Shares  (See Instructions)
---------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
                     29.9%
---------------------------------------------------------
(14) Type of Reporting Person (See Instructions) CO
---------------------------------------------------------

                                        Page 7 of 15 Pages

CUSIP No. 848-934-10-5

(1)  Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

                    CBS BROADCASTING INC.
                    I.R.S. Identification No.  13-0590730
---------------------------------------------------------
(2)  Check the Appropriate Box if a Member of Group (See
Instructions)
/  / (a)
---------------------------------------------------------
/  / (b)
---------------------------------------------------------
(3)  SEC Use Only
---------------------------------------------------------
(4)  Sources of Funds (See Instructions)             N/A
---------------------------------------------------------
(5)  Check if Disclosure of Legal Proceedings is Required
Pursuant to Items 2(d) or 2(e).
---------------------------------------------------------
(6)  Citizenship or Place of Organization      New York
---------------------------------------------------------
Number of        (7)  Sole Voting Power
  Shares	-----------------------------------------
Beneficially    (8)  Shared Voting Power        11,422,312
 Owned by	-----------------------------------------
   Each         (9)  Sole Dispositive Power
Reporting	-----------------------------------------
  Person        (10) Shared Dispositive Power   11,422,312
 With
---------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting
                    11,422,312
---------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes
     Certain Shares   (See Instructions)
---------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
                       29.9%
---------------------------------------------------------
(14) Type of Reporting Person (See Instructions)   CO
---------------------------------------------------------

                                                     Page 8 of 15
Pages


Item 1.   Security and Issuer.
          ---------------------

               This Amendment No. 2 (the "Amendment") hereby amends and supplements the Statement on Schedule 13D originally filed with the Securities and Exchange Commission on May 15, 2000, as amended (the "Schedule 13D") by CBS Broadcasting Inc. ("CBSBI"), Westinghouse CBS Holding Company, Inc. ("W/CBS HCI"), Viacom Inc. ("Viacom"), NAIRI, Inc. ("NAIRI"), National Amusements, Inc. ("NAI") and Mr. Sumner M. Redstone with respect to the Common Stock, par value $.01 per share (the "Common Shares"), of SportsLine.com, Inc., a Delaware corporation ("SportsLine" or the "Issuer") with its principal executive office located at 2200 West Cypress Creek Road, Fort Lauderdale, Florida 33309.

Item 2.        Identity and Background.
               ------------------------

     Item 2 is hereby amended as follows:

          "The executive officers and directors of CBSBI, W/CBS
HCI, Viacom, NAIRI and NAI, as of December 20, 2002, are set forth on Schedules I through V attached hereto."


Item 4.   Purpose of the Transaction
          --------------------------

          Item 4 is amended and restated in its entirety as follows:

          The Issuer's Common Shares were acquired by the Reporting Persons, other than CBSBI and W/CBS HCI which previously owned the subject shares, pursuant to the merger of CBS Corporation, of which CBSBI and W/CBS HCI were, respectively, indirect and direct wholly owned subsidiaries, with and into Viacom on May 4, 2000.

          Effective December 24, 2002, CBSBI delivered to the Issuer a request to register 11,422,312 Common Shares on a Form S-3 shelf-registration statement as soon as practicable and to keep such registration statement effective for one year, pursuant to
Section 3.4 of the CBS/SportsLine Stockholder Agreement dated March 5, 1997 between the Issuer and CBSBI, as amended
(previously filed).

          The Reporting Persons have no current plan or proposal which relates to, or would result in, any of the actions enumerated in subparagraphs (a) through (j) of Item 4 of Schedule 13D. Notwithstanding the foregoing, the Reporting Persons may, at any time and from time to time, purchase additional Common Shares of the Issuer and may dispose of any and all Common Shares of the Issuer held by them.



Item 7.   Material to be Filed as Exhibits.
          -----------------------------------

     99.1        Joint Filing Agreement among CBS Broadcasting
               Inc., Westinghouse CBS Holding Company, Inc.,
               Viacom Inc., NAIRI, Inc., National Amusements,
               Inc. and Sumner M. Redstone.

                                        Page 9 of 15 Pages

                           Signatures
                             -------------

     After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct. Pursuant to Rule 13d-1(k)(1), each of the undersigned agrees that this statement is filed on behalf of each of us.


December 24, 2002


                                   CBS Broadcasting Inc.

                                   By:  /s/ Michael D. Fricklas
                                        ------------------------
                                        Michael D. Fricklas
                                        Executive Vice President


                                   Westinghouse CBS Holding
                                   Company, Inc.


                                   By:  /s/ Michael D. Fricklas
                                        ------------------------
                                        Michael D. Fricklas
                                        Executive Vice President


                                   Viacom Inc.


                                   By:  /s/ Michael D. Fricklas
                                        ------------------------
                                        Michael D. Fricklas
                                        Executive Vice President,
                                        General Counsel and
                                        Secretary


                                   NAIRI, Inc.

                                   By:  /s/ Sumner M. Redstone
                                        ------------------------
                                        Sumner M. Redstone
                                        Chairman and President


                                   National Amusements, Inc.

                                   By:  /s/ Sumner M. Redstone
                                        ------------------------
                                        Sumner M. Redstone
                                        Chairman and Chief
				        Executive Officer


                                        /s/ Sumner M. Redstone
                                        ------------------------
                                        Sumner M. Redstone
                                        Individually

                                        Page 10 of 15 Pages


                           SCHEDULE I

                      CBS BROADCASTING INC.
                    ------------------------


----------------------------------------------------------------------
                          EXECUTIVE OFFICERS
----------------------------------------------------------------------
                                                    Name and Address
                                                   of Corporation or
              Business or          Principal       Other Organization
  Name     Residence Address      Occupation       in which Employed
                                 or Employment
----------------------------------------------------------------------
Richard    Viacom Inc.        Senior Executive    Viacom Inc.
J.         1515 Broadway      Vice President and  1515 Broadway
Bressler   New York, NY       Chief Financial     New York, N.Y.
           10036              Officer             10036
                              Viacom Inc.

Robert G.  Viacom Inc.        Senior Vice         Viacom Inc.
Freedline* 1515 Broadway      President and       1515 Broadway
           New York, NY       Treasurer           New York, N.Y.
           10036              Viacom Inc.         10036

Michael    Viacom Inc.        Executive Vice      Viacom Inc.
D.         1515 Broadway      President,          1515 Broadway
Fricklas*  New York, NY       Secretary and       New York, N.Y.
           10036              General Counsel,    10036
                              Viacom Inc.


Susan C.   Viacom Inc.        Senior Vice         Viacom Inc.
Gordon*    1515 Broadway      President,          1515 Broadway
           New York, NY       Controller and      New York, N.Y.
           10036              Chief Accounting    10036
                              Officer

Leslie     Viacom Inc.        President and       CBS Television
Moonves    7800 Beverly       Chief Executive     7800 Beverly Blvd.
           Blvd.              Officer of CBS      Los Angeles, CA
           Los Angeles, CA    Television          90036
           90036
----------------------------------------------------------------------
*Also a director

                                        Page 11 of 15 Pages


                           SCHEDULE II

             WESTINGHOUSE CBS HOLDING COMPANY, INC.
               -----------------------------------


----------------------------------------------------------------------
                          EXECUTIVE OFFICERS

----------------------------------------------------------------------
                                                    Name and Address
                                                   of Corporation or
              Business or          Principal       Other Organization
  Name     Residence Address      Occupation       in which Employed
                                 or Employment

----------------------------------------------------------------------
Richard    Viacom Inc.        Senior Executive    Viacom Inc.
J.         1515 Broadway      Vice President and  1515 Broadway
Bressler   New York, NY       Chief Financial     New York, N.Y.
           10036              Officer             10036
                              Viacom Inc.

Robert G.  Viacom Inc.        Senior Vice         Viacom Inc.
Freedline* 1515 Broadway      President and       1515 Broadway
           New York, NY       Treasurer           New York, N.Y.
           10036              Viacom Inc.         10036

Michael    Viacom Inc.        Executive Vice      Viacom Inc.
D.         1515 Broadway      President,          1515 Broadway
Fricklas*  New York, NY       Secretary and       New York, N.Y.
           10036              General Counsel,    10036
                              Viacom Inc.

Susan C.   Viacom Inc.        Senior Vice         Viacom Inc.
Gordon*    1515 Broadway      President,          1515 Broadway
           New York, NY       Controller and      New York, N.Y.
           10036              Chief Accounting    10036
                              Officer


Leslie     Viacom Inc.        President and       CBS Television
Moonves    7800 Beverly       Chief Executive     7800 Beverly Blvd.
           Blvd.              Officer of CBS      Los Angeles, CA
           Los Angeles, CA    Television          90036
           90036
---------------------------------------------------------------------
*Also a director

                                        Page 12 of 15 Pages


                          SCHEDULE III

                           VIACOM INC.
                        -----------------

----------------------------------------------------------------------
                          EXECUTIVE OFFICERS
----------------------------------------------------------------------
                                                    Name and Address
                                                   of Corporation or
              Business or         Principal        Other Organization
  Name     Residence Address    Occupation or      in Which Employed
                                  Employment
----------------------------------------------------------------------
Sumner M.  Viacom Inc.        Chairman of the     National Amusements,
Redstone*  1515 Broadway      Board and Chief     Inc.
           New York, NY       Executive Officer   200 Elm Street
           10036              of Viacom Inc.;     Dedham, MA  02026
                              Chairman of the
                              Board and Chief
                              Executive Officer
                              of National
                              Amusements, Inc.;
                              President and
                              Chief Executive
                              Officer of Viacom
                              International Inc.


Mel        Viacom Inc.        President and       President and Chief
Karmazin*  1515 Broadway      Chief Operating     Operating Officer
           New York, NY       Officer Viacom      of Viacom Inc.
           10036              Inc. and Viacom
                              International Inc.


Richard    Viacom Inc.        Sr. EVP, Chief      Viacom
J.         1515 Broadway      Financial Officer   International Inc.
Bressler   New York, NY 10    of Viacom Inc. and  1515 Broadway
                              Viacom              New York, NY  10036
                              International Inc.


Michael    Viacom Inc.        EVP, General        Viacom
D.         1515 Broadway      Counsel and         International Inc.
Fricklas   New York, NY       Secretary of        1515 Broadway
           10036              Viacom Inc. and of  New York, NY  10036
                              Viacom
                              International Inc.


William    Viacom Inc.        Sr. VP, Human       Viacom
A. Roskin  1515 Broadway      Resources and       International Inc.
           New York, NY       Administration of   1515 Broadway
           10036              Viacom Inc. and     New York, NY  10036
                              Viacom
                              International Inc.


Susan C.   Viacom Inc.        Senior Vice         Viacom
Gordon     1515 Broadway      President,          International
           New York, NY       Controller, Chief   Inc.
           10036              Accounting Officer  1515 Broadway
                              of Viacom Inc. and  New York, NY 10036
                              Viacom
                              International Inc.
----------------------------------------------------------------------
*Also a Director

----------------------------------------------------------------------
                              DIRECTORS
----------------------------------------------------------------------
David      Lourie and Cutler  Attorney            Lourie and Cutler
Andelman   60 State Street                        60 State Street
           Boston, MA  02109                      Boston, MA  02109

George S.  Winer & Abrams     Attorney            Winer & Abrams
Abrams     60 State Street                        60 State Street
           Boston, MA 02109                       Boston, MA  02109

George H.  AKAMAI             Chairman and Chief  AKAMAI Technologies
Conrades   Technologies       Executive Officer   500 Technology
           500 Technology     of                  Square
           Square             AKAMAI              Cambridge, MA 02139
           Cambridge, MA      Technologies
           02139


Philippe   DND Capital        Co-Chairman and     DND Capital
P. Dauman  Partners, LLC      CEO of DND Capital  Partners, LLC
           9 West 57th  St.   Partners LLC        9 West 57th St.
           New York, N.Y.                         New York, N.Y.
           10019                                  10019
----------------------------------------------------------------------

                                          Page 13 of 15 Pages
                          SCHEDULE III
                           (continued)

----------------------------------------------------------------------
                              DIRECTORS
----------------------------------------------------------------------
                                                    Name and Address
                                                   of Corporation or
              Business or         Principal        Other Organization
   Name    Residence Address    Occupation or      in Which Employed
                                  Employment
----------------------------------------------------------------------
William H. The College        President and       The College
Gray III   Fund/UNCF          Chief Executive     Fund/UNCF
           8260 Willow Oaks   Officer of The      8260 Willow Oaks
           Corporate Drive    College Fund/UNCF   Corporate Drive
           Fairfax, VA 22031                      Fairfax, VA 22031


Jan        Care Capital LLC   Chairman and CEO    Care Capital LLC
Leschly    Princeton          Care Capital LLC    Princeton Overlook
           Overlook 1                             1
           100 Overlook                           100 Overlook Center
           Center and Route,                      and Route, Suite
           Suite 102                              102
           Princeton, NJ                          Princeton, NJ 08540
           08540

David T.   Orion Safety       Chairman and Chief  Orion Safety
McLaughlin Products           Executive Officer   Products
           46 Newport road    of                  46 Newport road
           New London, NH     Orion Safety        New London, NH
           03257              Products            03257


Ken Miller Ken Miller         President and       Ken Miller Capital,
           Capital, LLC       Chief Executive     LLC
           C/o The            Officer             c/o The Associated
           Associated Group   Ken Miller          Group
           650 Madison        Capital, LLC        650 Madison Avenue
           Avenue                                 25th Floor
           25th Floor                             New York, N.Y.
           New York, N.Y.                         10022
           10022



Leslie     Viacom Inc.        President and       CBS Television
Moonves    1515 Broadway      Chief Executive     7800 Beverly Blvd.
           New York, NY       Officer of CBS      Los Angeles, CA
           10036              Television          90036


Brent D.   c/o Showtime       Director of         National
Redstone   Networks Inc.      National            Amusements, Inc.
           1633 Broadway      Amusements, Inc.    200 Elm Street
           New York, NY                           Dedham, MA  02026
           10019

Shari      National           President of        National
Redstone   Amusements, Inc.   National            Amusements, Inc.
           200 Elm Street     Amusements, Inc.    200 Elm Street
           Dedham, MA  02026  and Executive Vice  Dedham, MA  02026
                              President of
                              NAIRI, Inc.


Fredric V. 400 Westchester    Retired             Not applicable
Salerno    Avenue
           2nd Floor
           White Plains,
           N.Y. 10604

William    Cadwalader         Counsel             Cadwalader
Schwartz   Wickersham & Taft                      Wickersham & Taft
           100 Maiden Lane                        100 Maiden Lane
           New York, N.Y.                         New York, N.Y.
           10038                                  10038


Ivan       Verizon            President and       Verizon
Seidenberg Communications     Chief Executive     Communications
           1095 Avenue of     Officer of Verizon  1095 Avenue of the
           the Americas       Communications      Americas
           New York, NY                           New York, NY  10036
           10036

Patty      Bill and Melinda   Co-Chair and        Bill and Melinda
Stonesifer Gates              President           Gates
           Foundation         Bill and Melinda    Foundation
           1551 Eastlake      Gates Foundation    1551 Eastlake Ave.
           Ave. East                              East
           Seattle, WA 98102                      Seattle, WA 98102


Robert D.  Cardinal Health,   Chairman and Chief  Cardinal Health,
Walter     Inc.               Executive Officer   Inc.
           7000 Cardinal      of Cardinal         7000 Cardinal Place
           Place              Health, Inc.        Dublin, OH 43017
           Dublin, OH 43017
----------------------------------------------------------------------

                                          Page 14 of 15 Pages


                           SCHEDULE IV

                           NAIRI, INC.
                         --------------
----------------------------------------------------------------------
                          EXECUTIVE OFFICERS

----------------------------------------------------------------------
                                                   Name and Address
                                                    of Corporation or
              Business or          Principal       Other Organization
   Name    Residence Address      Occupation        in which Employed
                                 or Employment
----------------------------------------------------------------------
Sumner M.  Viacom Inc.        Chairman of the      National
Redstone*  1515 Broadway      Board of Viacom      Amusements, Inc.
           New York, NY       Inc.; Chairman of    200 Elm Street
           10036              the Board and Chief  Dedham, MA  02026
                              Executive Officer
                              of National
                              Amusements, Inc.;
                              Chairman and
                              President of NAIRI,
                              Inc.
Shari      National           President of         National
Redstone*  Amusements, Inc.   National             Amusements, Inc.
           200 Elm Street     Amusements, Inc.     200 Elm Street
           Dedham, MA  02026  and Executive Vice   Dedham, MA  02026
                              President of NAIRI,
                              Inc.

Jerome     National           Vice President and   National
Magner     Amusements, Inc.   Treasurer of         Amusements, Inc.
           200 Elm Street     National             200 Elm Street
           Dedham, MA  02026  Amusements, Inc.     Dedham, MA  02026
                              and NAIRI, Inc.

Richard    National           Vice President of    National
Sherman    Amusements, Inc.   National             Amusements, Inc.
           200 Elm Street     Amusements, Inc.     200 Elm Street
           Dedham, MA  02026  and NAIRI, Inc.      Dedham, MA  02026

Tilly     National            Secretary            National
Berman    Amusements, Inc.    National Amusements  Amusements, Inc.
          200 Elm Street      Inc.                 200 Elm Street
          Dedham, MA  02026                        Dedham, MA  02026
----------------------------------------------------------------------
*Also a Director

----------------------------------------------------------------------
                              DIRECTORS
----------------------------------------------------------------------
                                                   Name and Address
                                                    of Corporation or
              Business or          Principal       Other Organization
  Name     Residence Address      Occupation        in which Employed
                                 or Employment
----------------------------------------------------------------------

George S. Winer & Abrams      Attorney             Winer & Abrams
Abrams    60 State Street                          60 State Street
          Boston, MA  02109                        Boston, MA  02109



David     Lourie and Cutler   Attorney             Lourie and Cutler
Andelman  60 State Street                          60 State Street
          Boston, MA  02109                        Boston, MA  02109

Philippe   DND Capital        Co-Chairman and CEO  DND Capital
P. Dauman  Partners, LLC      of DND Capital       Partners, LLC
           9 West 57th  St    Partners LLC         9 West 57th St.
           New York, N.Y.                          New York, N.Y.
           10019                                   10019

Brent D.  c/o Showtime        Director of          National
Redstone  Networks Inc.       National             Amusements, Inc.
          1633 Broadway       Amusements, Inc.     200 Elm Street
          New York, NY                             Dedham, MA  02026
          10019
----------------------------------------------------------------------

                                          Page 15 of 15 Pages


                           SCHEDULE V

                    NATIONAL AMUSEMENTS, INC.

----------------------------------------------------------------------
                          EXECUTIVE OFFICERS
----------------------------------------------------------------------
                                                    Name and Address
                                                    of Corporation or
              Business or          Principal       Other Organization
   Name    Residence Address      Occupation        in which Employed
                                 or Employment
----------------------------------------------------------------------

Sumner M.  Viacom Inc.        Chairman of the      National
Redstone*  1515 Broadway      Board and Chief      Amusements, Inc.
           New York, NY       Executive Officer    200 Elm Street
           l0036              of Viacom Inc.;      Dedham, MA  02026
                              Chairman of the
                              Board and Chief      Viacom Inc.
                              Executive Officer    1515 Broadway
                              of National          New York, N.Y.
                              Amusements, Inc.;    10036
                              Chairman and
                              President of NAIRI,
                              Inc.

Shari      National           President of         National
Redstone*  Amusements, Inc.   National             Amusements, Inc.
           200 Elm Street     Amusements, Inc.     200 Elm Street
           Dedham, MA  02026  and Executive Vice   Dedham, MA  02026
                              President of NAIRI,
                              Inc.

Jerome     National           VP and Treasurer of  National
Magner     Amusements, Inc.   National             Amusements, Inc.
           200 Elm Street     Amusements, Inc.,    200 Elm Street
           Dedham, MA  02026  and NAIRI, Inc.      Dedham, MA  02026



Richard    National           Vice President of    National
Sherman    Amusements, Inc.   National             Amusements, Inc.
           200 Elm Street     Amusements, Inc.     200 Elm Street
           Dedham, MA  02026  and NAIRI, Inc.      Dedham, MA  02026


Tilly      National           Secretary            National
Berman     Amusements, Inc.   National Amusements  Amusements, Inc.
           200 Elm Street     Inc.                 200 Elm Street
           Dedham, MA  02026                       Dedham, MA  02026
----------------------------------------------------------------------

*Also a director

----------------------------------------------------------------------
                              DIRECTORS
----------------------------------------------------------------------
                                                    Name and Address
                                                    of Corporation or
              Business or          Principal       Other Organization
  Name     Residence Address      Occupation        in which Employed
                                 or Employment
----------------------------------------------------------------------

George S. Winer & Abrams      Attorney             Winer & Abrams
Abrams    60 State Street                          60 State Street
          Boston, MA  02109                        Boston, MA  02109


David     Lourie and Cutler   Attorney             Lourie and Cutler
Andelman  60 State Street                          60 State Street
          Boston, MA  02109                        Boston, MA  02109


Philippe  DND Capital         Co-Chairman and CEO  DND Capital
P. Dauman Partners, LLC       of DND Capital       Partners, LLC
          9 West 57th  St.    Partners LLC         9 West 57th St.
          New York, N.Y.                           New York, N.Y.
          10019                                    10019


Brent D.  c/o Showtime        Director of          National
Redstone  Networks Inc.       National             Amusements, Inc.
          1633 Broadway       Amusements, Inc.     200 Elm Street
          New York, NY                             Dedham, MA  02026
          10019

----------------------------------------------------------------------




                                                  EXHIBIT 99.1
                                                  --------------

                     JOINT FILING AGREEMENT


     The undersigned hereby agree that the Statement on Schedule 13D, dated May 15, 2000 (the "Schedule 13D"), with respect to the Common Stock, par value $0.01 per share, of SportsLine.com, Inc. is, and any amendments executed by us shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, and that this Agreement shall be included as an exhibit to the Schedule 13D and each such amendment. Each of the undersigned agrees to be responsible for the timely filing of the
Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning itself contained therein. This agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

     IN WITNESS WHEREOF, the undersigned have executed this Agreement as of the 4TH day of January, 2002.

                                   CBS Broadcasting Inc.

                                   By:  /s/ Michael D. Fricklas
                                        ------------------------
                                        Michael D. Fricklas
                                        Executive Vice President


                                   Westinghouse CBS Holding
                                   Company, Inc.


                                   By:  /s/ Michael D. Fricklas
                                        ------------------------
                                        Michael D. Fricklas
                                        Executive Vice President


                                   Viacom Inc.


                                   By:  /s/ Michael D. Fricklas
                                        ------------------------
                                        Michael D. Fricklas
                                        Executive Vice President,
                                        General Counsel and
					Secretary


                                   NAIRI, Inc.

                                   By:  /s/ Sumner M. Redstone
                                        ------------------------
                                        Sumner M. Redstone
                                        Chairman and President


                                   National Amusements, Inc.

                                   By:  /s/ Sumner M. Redstone
                                        ------------------------
                                        Sumner M. Redstone
                                        Chairman and Chief
					Executive Officer


                                        /s/ Sumner M. Redstone
                                        ------------------------
                                        Sumner M. Redstone
                                        Individually